UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5

Under the Securities Exchange Act of 1934

INDEPENDENT ASSET MANAGEMENT CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

(CUSIP Number)

Debra K. Amigone

770 E. Warm Springs Road.

Suite 250

Las Vegas, Nevada 89119

(702) 866-5835

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

January 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON:                    I.R.S. IDENTIFICATION NO. OF

                                                                                    ABOVE PERSONS (ENTITIES ONLY)

       Debra K. Amigone

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) [ ]

       (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions):        PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.

NUMBER OF                 (7)     SOLE VOTING POWER                             8,931,370

SHARES

BENEFICIALLY            (8)     SHARED VOTING POWER                             0

OWNED BY

EACH REPORTING      (9)     SOLE DISPOSITIVE POWER                    8,931,370

PERSON WITH

                                       (10)   SHARED DISPOSITIVE POWER                     0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,931,370

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)     [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%

14    TYPE OF REPORTING PERSON (See Instructions)

        (IN) INDIVIDUAL

EXPLANATORY STATEMENT

        This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D/A filed by Debra K. Amigone ("Ms. Amigone"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Independent Asset Management Corp., a Nevada corporation (the "Issuer") or ("Independent"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 770 E. Warm Springs Road, Suite 250, Las Vegas, Nevada 89119.

ITEM 2. IDENTITY AND BACKGROUND

  The Reporting Person is Debra K. Amigone.

  Ms. Amigone address is 770 E. Warm Springs Road, Suite 250, Las Vegas, Nevada 89119.

  Ms. Amigone's principal occupation is as Administrative Director of Securities Law Institute, a federal securities consulting firm, whose principal address is 770 E. Warm Springs Road, Suite 250, Las Vegas, Nevada 89119.

  Ms. Amigone has not been convicted in a criminal proceeding during the last five years.

  Ms. Amigone, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Ms. Amigone is a citizen of the United States of America and a resident of the State of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        From the Issuer's inception, January 19, 1994 through January 14, 2005, Ms. Amigone acquired 8,931,370 shares directly from the Issuer as consideration for services rendered as an officer and director of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

        Ms. Amigone holds the Shares as reported herein for the purpose of investment.

        The Issuer is currently seeking to engage in a merger with or acquisition of an unidentified foreign or domestic company which desires to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market. The Issuer meets the definition of a "blank check" company contained in Section (7) (b) (3) of the Securities Act of 1933, as amended. Ms. Amigone, as sole shareholder, officer and director of the Issuer will actively seek merger or acquisition targets for the Issuer.

        The Issuer will not restrict its search for any specifically kind of business, but may acquire a business which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life.  It is impossible to predict at this time the status of any business in which the Issuer may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Issuer may offer.

        A business combination with a target business will normally involve the transfer to the target business of the majority of the Issuer's common stock, and the substitution by the target business of its own management and board of directors.

        The Issuer has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets.  However, Ms. Amigone believes that the Issuer will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering.  Ms. Amigone has not conducted marked research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

        Ms. Amigone has agreed that she will advance any additional funds which the Issuer needs for operating capital and for costs in connection with searching for or completing an acquisition or merger.  Such advances have historically been converted to equity.  There is no minimum or maximum amount Ms. Amigone will advance to the Issuer.  The Issuer will not borrow any funds for the purpose of repaying advances made by Ms. Amigone, and the Issuer will not borrow any funds to make any payments to its promoters, management or their affiliates or associates.

        The Board of Directors has passed a resolution which contains a policy that the Issuer will not seek an acquisition or merger with any entity in which Ms. Amigone or her affiliates or associates serve as officer or director or hold more than a 10% ownership interest.

        At this time, as part of his duties for the Issuer, Ms. Amigone has plans which result in the following corporate actions:

  the acquisition by an unaffiliated person of securities of the issuer;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

  a sale or transfer of a material amount of assets of the Issuer;

  a change in the present board of directors of the Issuer as a result as a result of a merger or acquisition transaction;

  a material change in the present capitalization or dividend policy of the Issuer;

  a material change in the Issuer's business or corporate structure based on the completion of a merger or acquisition;

  changes in the Issuer's charter or bylaws as a result of a merger or acquisition, which may impede the acquisition of control of the Issuer by any person;

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  Ms. Amigone beneficially owns 8,931,370 shares of the Issuer's common stock. The 8,931,370 represents 100% of the Issuer's common stock outstanding on January 14, 2005.

  (i) Sole Power to Vote or Direct the Vote:

  8,931,370 shares of Common Stock

  (ii) Shared Power to Vote or Direct the Vote:

  0 shares

  (iii) Sole Power to Dispose or Direct the Disposition:

  8,931,370 shares of Common Stock

  (iv) Shared Power to Dispose or Direct the Disposition:

  0 shares

  None

  Not Applicable

  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Ms. Amigone is President, Secretary, Treasurer and Director of the Issuer.

ITEM 7. EXHIBITS

        N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2005                                                                   By:/s/ Debra K. Amigone

                                                                                                             Debra K. Amigone